02024583

P.E 3-22-02

0-28776

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 22, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________

Name: Craig L. Piercy
Title: Company Secretary

Dated: March 22, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated March 22, 2002, relating to the resignation of one of New Tel Limited's outside Directors.	1

1. Australian Stock Exchange Release, dated March 22, 2002, relating to the resignation of one of New Tel Limited's outside Directors.

ASX RELEASE

New Tel

Our Ref: IC43001I/ASX220302

22 March 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

Board of Directors

The Company advises that it has received the resignation of Mr Domenic Martino from the Board of Directors.

Mr Martino joined the Board in 1990 as a non-executive Director, and at the time was a Partner in the Perth accounting firm BDO Nelson Parkhill. He is now a Partner and the Chief Executive Officer of Deloitte Touche Tohmatsu in Australia with responsibilities and work commitments extending throughout Australia and internationally.

As a consequence of the recent focus on the roles of major accounting and auditing firms, Deloitte has introduced a policy requiring partners to be released from external Board positions. Accordingly Mr Martino has resigned from his board positions.

The Board of Directors would like to take this opportunity to express its sincere appreciation to Mr Martino for his valued contribution and support of the Company for over a decade and wish him the very best in his future endeavours.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY